Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1

		Three months ended,		Twelve months ended,
(in thousands EUR, except per share data)		Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

Net system sales		380,466	431,808	2,516,762	1,174,858
Net service and field option sales		113,354	148,758	436,916	421,205

Total net sales		493,820	580,566	2,953,678	1,596,063

Cost of sales		454,830	360,233	1,938,164	1,137,671

Gross profit on sales		38,990	220,333	1,015,514	458,392

Research and development costs		127,471	115,390	516,128	466,761
Selling, general and administrative costs		46,712	37,134	212,341	156,644

Income (loss) from operations		(135,193)	67,809	287,045	(165,013)

Interest income (expense)		4,965	(2,885)	22,599	(6,537)

Income (loss) from operations before income taxes		(130,228)	64,924	309,644	(171,550)

(Provision for) benefit from income taxes		42,204	(14,444)	12,726	20,625

Net income (loss)		(88,024)	50,480	322,370	(150,925)

Basic net income (loss) per ordinary share		(0.20)	0.12	0.75	(0.35)
Diluted net income (loss) per ordinary share	[2]	(0.20)	0.12	0.74	(0.35)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic		431,989	433,230	431,620	432,615
Diluted	[2]	431,989	436,953	434,205	432,615
ASML — Ratios and Other Data 1

	Three months ended,		Twelve months ended,
	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

Gross profit as a % of net sales	7.9	38.0	34.4	28.7
Income (loss) from operations as a % of net sales	(27.4)	11.7	9.7	(10.3)
Net income (loss) as a % of net sales	(17.8)	8.7	10.9	(9.5)
Shareholders’ equity as a % of total assets	50.5	47.6	50.5	47.6
Income taxes as a % of income before income taxes	(32.4)	(22.2)	4.1	(12.0)
Sales of systems (in units)	25	25	151	70
ASP of systems sales (EUR million)	15.2	17.3	16.7	16.8
Value of systems backlog (EUR million)	755	1,853	755	1,853
Systems backlog (in units)	41	69	41	69
ASP of systems backlog (EUR million)	18.4	26.8	18.4	26.8
Value of booked systems (EUR million)	127	956	1,569	2,334
Net bookings (in units)	13	40	103	98
ASP of booked systems (EUR million)	9.8	23.9	15.2	23.8
Number of payroll employees in FTEs	6,930	6,548	6,930	6,548
Number of temporary employees in FTEs	1,329	1,137	1,329	1,137

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

(in thousands EUR)	Dec 31, 2008	Dec 31, 2009

ASSETS
Cash and cash equivalents	1,109,184	1,037,074
Accounts receivable, net	463,273	377,439
Finance receivables, net	6,225	21,553
Current tax assets	87,560	11,286
Inventories, net	999,150	963,382
Deferred tax assets	71,780	119,404
Other assets	236,077	218,746

Total current assets	2,973,249	2,748,884

Finance receivables, net	31,030	—
Deferred tax assets	148,133	133,263
Other assets	88,197	77,054
Goodwill	131,453	131,462
Other intangible assets, net	26,692	18,128
Property, plant and equipment, net	540,640	618,706

Total non-current assets	966,145	978,613

Total assets	3,939,394	3,727,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,008,343	1,044,170

Accrued liabilities and other liabilities	70,038	44,359
Deferred and other tax liabilities	209,699	188,404
Provisions	15,495	12,694
Long-term debt	647,050	663,102

Total non-current liabilities	942,282	908,559

Total liabilities	1,950,625	1,952,729

Shareholders’ equity	1,988,769	1,774,768

Total liabilities and shareholders’ equity	3,939,394	3,727,497

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	(88,024)	50,480	322,370	(150,925)

Depreciation and amortization	35,088	33,638	119,190	140,201
Impairment	22,913	326	25,109	15,896
Loss on disposals of property, plant and equipment	430	1,016	4,257	4,053
Share-based payments	3,173	4,515	13,535	13,394
Allowance for doubtful debts	501	53	188	1,889
Allowance for obsolete inventory	85,777	7,410	139,628	86,636
Deferred income taxes	(2,708)	13,272	(34,155)	(49,423)
Change in assets and liabilities	(194,586)	(91,661)	(309,376)	36,043

Net cash provided by (used in) operating activities	(137,436)	19,049	280,746	97,764

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(71,060)	(7,692)	(259,770)	(104,959)
Proceeds from sale of property, plant and equipment	—	—	—	6,877
Purchases of intangible assets	—	—	(35)	—

Net cash used in investing activities	(71,060)	(7,692)	(259,805)	(98,082)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	—	—	(107,841)	(86,486)
Purchase of shares in conjunction with
share-based payment plans	—	—	(87,605)	—
Net proceeds from issuance of shares and stock options	6,509	6,359	11,475	11,073
Excess tax benefits (deficiencies) from stock options	(1,883)	991	2,144	1,954
Net proceeds from other long-term debt	—	—	—	32
Redemption and/or repayment of debt	(1,131)	(4)	(2,411)	(17)

Net cash provided by (used in) financing activities	3,495	7,346	(184,238)	(73,444)

Net cash flows	(205,001)	18,703	(163,297)	(73,762)

Effect of changes in exchange rates on cash	1,192	343	845	1,652

Net increase (decrease) in cash & cash equivalents	(203,809)	19,046	(162,452)	(72,110)

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1

		Three months ended,
		Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in millions EUR, except per share data)		2008	2009	2009	2009	2009

Net system sales		380.5	101.1	183.3	458.7	431.8
Net service and field option sales		113.3	82.5	93.3	96.6	148.8

Total net sales		493.8	183.6	276.6	555.3	580.6

Cost of sales		454.8	171.2	242.2	364.0	360.3

Gross profit on sales		39.0	12.4	34.4	191.3	220.3

Research and development costs		127.5	118.3	117.9	115.2	115.4
Selling, general and administrative costs		46.7	41.0	41.0	37.5	37.1

Income (loss) from operations		(135.2)	(146.9)	(124.5)	38.6	67.8

Interest income (expense)		5.0	(1.1)	(0.2)	(2.4)	(2.9)

Income (loss) from operations before income taxes		(130.2)	(148.0)	(124.7)	36.2	64.9

(Provision for) benefit from income taxes		42.2	30.8	20.7	(16.5)	(14.4)

Net income (loss)		(88.0)	(117.2)	(104.0)	19.7	50.5

Basic net income (loss) per ordinary share		(0.20)	(0.27)	(0.24)	0.05	0.12
Diluted net income (loss) per ordinary share	[2]	(0.20)	(0.27)	(0.24)	0.05	0.12

Number of ordinary shares used in computing per share amounts (in thousands):
Basic		431,989	432,112	432,454	432,675	433,230
Diluted	[2]	431,989	432,112	432,454	434,975	436,953

ASML — Quarterly Summary Ratios and other data 1

	Three months ended,
	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
	2008	2009	2009	2009	2009

Gross profit as a % of net sales	7.9	6.7	12.5	34.4	38.0
Income (loss) from operations as a % of net sales	(27.4)	(80.0)	(45.0)	6.9	11.7
Net income (loss) as a % of net sales	(17.8)	(63.8)	(37.6)	3.6	8.7
Shareholders’ equity as a % of total assets	50.5	48.0	47.7	47.8	47.6
Income taxes as a % of income before income taxes	(32.4)	(20.8)	(16.6)	(45.4)	(22.2)
Sales of systems (in units)	25	11	10	24	25
ASP of system sales (EUR million)	15.2	9.2	18.3	19.1	17.3
Value of systems backlog (EUR million)	755	853	1,064	1,353	1,853
Systems backlog (in units)	41	38	43	54	69
ASP of systems backlog (EUR million)	18.4	22.4	24.7	25.1	26.8
Value of booked systems (EUR million)	127	207	394	777	956
Net bookings (in units)	13	8	15	35	40
ASP of booked systems (EUR million)	9.8	25.8	26.3	22.2	23.9
Number of payroll employees in FTEs	6,930	6,715	6,597	6,529	6,548
Number of temporary employees in FTEs	1,329	959	868	917	1,137

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in millions EUR)	2008	2009	2009	2009	2009

ASSETS

Cash and cash equivalents	1,109.2	1,151.0	1,092.7	1,018.0	1,037.1
Accounts receivable, net	463.3	291.6	213.5	382.1	377.4
Finance receivables, net	6.2	6.2	0.1	21.1	21.6
Current tax assets	87.6	—	—	—	11.3
Inventories, net	999.1	936.8	926.1	882.4	963.4
Deferred tax assets	71.8	74.9	70.5	69.0	119.4
Other assets	236.1	240.6	220.2	224.2	218.7

Total current assets	2,973.3	2,701.1	2,523.1	2,596.8	2,748.9

Finance receivables, net	31.0	29.2	20.6	—	—
Deferred tax assets	148.1	173.2	198.9	193.5	133.3
Other assets	88.2	89.5	53.8	68.1	77.0
Goodwill	131.5	139.7	134.5	128.6	131.5
Other intangible assets, net	26.7	25.6	22.3	19.0	18.1
Property, plant and equipment, net	540.6	586.6	591.9	561.7	618.7

Total non-current assets	966.1	1,043.8	1,022.0	970.9	978.6

Total assets	3,939.4	3,744.9	3,545.1	3,567.7	3,727.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	1,008.3	1,017.5	940.9	949.3	1,044.2

Accrued liabilities and other liabilities	70.0	48.2	45.6	44.7	44.3
Deferred and other tax liabilities	209.7	204.9	200.6	193.7	188.4
Provisions	15.5	16.9	14.8	13.5	12.7
Long-term debt	647.1	661.4	651.9	660.2	663.1

Total non-current liabilities	942.3	931.4	912.9	912.1	908.5

Total liabilities	1,950.6	1,948.9	1,853.8	1,861.4	1,952.7

Shareholders’ equity	1,988.8	1,796.0	1,691.3	1,706.3	1,774.8

Total liabilities and shareholders’ equity	3,939.4	3,744.9	3,545.1	3,567.7	3,727.5

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,
	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in millions EUR)	2008	2009	2009	2009	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	(88.0)	(117.2)	(104.0)	19.7	50.5

Depreciation and amortization	35.1	38.4	34.7	33.5	33.6
Impairment	22.9	2.6	4.4	8.6	0.3
Loss (gain) on disposals of property, plant and equipment	0.4	2.6	(0.4)	0.9	1.0
Share-based payments	3.2	3.5	2.6	2.8	4.5
Allowance for doubtful debts	0.5	—	1.2	0.7	0.1
Allowance for obsolete inventory	85.8	22.1	43.9	13.2	7.4
Deferred income taxes	(2.7)	(27.0)	(31.2)	(4.5)	13.3
Change in assets and liabilities	(194.6)	157.2	110.7	(140.3)	(91.7)

Net cash provided by (used in) operating activities	(137.4)	82.2	61.9	(65.4)	19.0

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(71.1)	(43.9)	(39.9)	(13.5)	(7.7)
Proceeds from sale of property, plant and equipment	—	1.2	5.7	—	—

Net cash used in investing activities	(71.1)	(42.7)	(34.2)	(13.5)	(7.7)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	—	—	(86.5)	—	—
Net proceeds from issuance of shares and stock options	6.5	0.1	0.4	4.2	6.4
Excess tax benefits (deficiencies) from stock options	(1.9)	(0.2)	0.5	0.7	1.0
Net proceeds from other long-term debt	—	—	0.1	—	—
Redemption and/or repayment of debt	(1.1)	—	—	—	—

Net cash provided by (used in) financing activities	3.5	(0.1)	(85.5)	4.9	7.4

Net cash flows	(205.0)	39.4	(57.8)	(74.0)	18.7

Effect of changes in exchange rates on cash	1.2	2.4	(0.5)	(0.7)	0.4

Net increase (decrease) in cash & cash equivalents	(203.8)	41.8	(58.3)	(74.7)	19.1

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions and forecasted purchase transactions. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of December 31, 2009 EUR 41.8 million loss is classified as other comprehensive income, net of taxes, representing the total anticipated loss to be charged to net sales, and EUR 0.5 million gain representing the total anticipated gain to be released to cost of sales when the forecasted revenue and purchase transactions occur.
ASML — Reconciliation U.S. GAAP — IFRS 1

Net income	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

Net income (loss) under U.S. GAAP	(88,024)	50,480	322,370	(150,925)
Share-based payments (see Note 1)	481	89	(2,529)	2,401
Development costs (see Note 2)	7,219	(8,024)	62,416	49,755
Reversal of write-downs (see Note 3)	—	(11,405)	—	17,104
Income taxes (see Note 4)	(2,279)	3,630	(5,359)	222

Net income (loss) under IFRS	(82,603)	34,770	376,898	(81,443)

Shareholders’ equity	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in thousands EUR)	2008	2009	2009	2009	2009

Shareholders’ equity under U.S. GAAP	1,988,769	1,795,951	1,691,240	1,706,271	1,774,768
Share-based payments (see Note 1)	(6,537)	(7,088)	(4,918)	(460)	2,397
Development costs (see Note 2)	201,717	215,452	235,945	259,665	251,556
Reversal of write-downs (see Note 3)	—	—	—	28,509	17,104
Income taxes (see Note 4)	4,794	3,361	2,797	1,370	4,982

Shareholders’ equity under IFRS	2,188,743	2,007,676	1,925,064	1,995,355	2,050,807
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 2 Development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures which are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly and full year 2009 information in this press release is unaudited.

[2]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect, the calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be antidilutive.